UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-08634

Temple-Inland Inc.

(Exact name of registrant as specified in its charter)

1300 MoPac Expressway South, 3rd Floor

Austin, Texas 78746

(512) 434-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.375% Senior Notes due 2016

6.625% Senior Notes due 2018

7.875% Senior Notes due 2012

(Title of each class of securities covered by this Form)

Common Stock, $1.00 par value per share, non-cumulative

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

6.375% Senior Notes due 2016: 26 6.625% Senior Notes due 2018: 34 7.875% Senior Notes due 2012: 44

Pursuant to the requirements of the Securities Exchange Act of 1934, Temple-Inland Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Temple-Inland Inc.

Date: February 16, 2012	By:	/s/ Terri L. Herrington
	Title:	Senior Vice President – Finance